UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Garmin Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G37260 10 9
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

ྑ Rule 13d-1(c)

☒ Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages
CUSIP No. G37260 10 9

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gary L. Burrell
2	Check the Appropriate Box if a Member of a Group		(a) ྑ (b) ྑ
3	SEC Use Only

4	Citizenship or Place of Organization		USA

Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	-0-
	6	Shared Voting Power	28,700,000
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	28,700,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person		29,563,570

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		ྑ

11	Percent of Class Represented by Amount in Row (9)		13.6%

12	Type of Reporting Person		IN

Page 3 of 5 pages
CUSIP No. G37260 10 9

Item 1(a) Name of Issuer: Garmin Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman KY1-1202, Cayman Islands

Item 2(a) Name of Person Filing: Gary L. Burrell

Item 2(b) Address of Principal Business Office or, if none, Residence: PO Box 516 Stillwell, Kansas  66085

Item 2(c) Citizenship: USA

Item 2(d) Title of Class of Securities: Common Shares

Item 2(e) CUSIP Number: G37260 10 9

Item 3. If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ྑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ྑ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ྑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ྑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ྑ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ྑ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ྑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ྑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ྑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 4 of 5 pages
CUSIP No. G37260 10 9

(j) ྑ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

☒  Not applicable.

Item 4. Ownership

(a) Amount beneficially owned: Of the 29,563,570 Common Shares, 863,570 Common Shares are held by Judith M. Burrell, the reporting person’s wife, over which the reporting person does not have any voting or dispositive power. The reporting person disclaims beneficial ownership of these shares owned by his wife. The reporting person shares voting and dispositive power with respect to 28,700,000 of the 29,563,570 Common Shares with his son Jonathan Burrell, who is the reporting person’s attorney-in-fact.	29,563,570
(b) Percent of class:	13.6%
(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	-0-

(ii)	shared power to vote or to direct the vote:	28,700,000

(iii)	sole power to dispose or to direct the disposition of:	-0-

(iv)	shared power to dispose or to direct the disposition of:	28,700,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ྑ

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Page 5 of 5 pages
CUSIP No. G37260 10 9

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008

By:    /s/ Gary L. Burrell
Name:       Gary L. Burrell